Calvert Impact Fund, Inc.
4550 Montgomery Avenue
Suite 1000N
Bethesda, Maryland 20814

September 28, 2016

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attn:     Valerie J. Lithotomos, Esq.
Division of Investment Management

Re:    Calvert Impact Fund, Inc. (“Registrant”)
SEC File Nos. 811-10045 and 333-44064
Post-Effective Amendments No. 53 under the Securities Act of 1933 and No. 56 under the Investment Company Act of 1940

Dear Ms. Lithotomos:

This letter is the Registrant’s response to the SEC staff (the “Staff”) comments (“Comments”) that you conveyed to me by telephone on September 19, 2016 regarding PEA No. 53 filed on August 5, 2016, which is a filing under Rule 485(a) under the Securities Act in connection with changes to the Fund’s investment objective and principal investment strategies. PEA No. 53 will go automatically effective on October 4, 2016. The Comments and the RIC’s responses thereto (the “Responses”) are set forth below. There are no disclosure changes as a result of the Responses.

1.	Comment: Please confirm that the Fund’s investment advisor does not recoup the waived fees that are disclosed in the fee table.

Response: I hereby confirm that the waived fees are not subject to any recoupment.

2.	Comment: Please confirm that the Fund will not invest in derivatives as a principal investment strategy.

Response: I hereby confirm that the Fund will not invest in derivatives as a principal investment strategy.

3.	Comment: Please confirm that the Calvert Global Energy Research Index is a proprietary index.

Response: I hereby confirm that the Calvert Global Energy Research Index is a proprietary index. This fact is disclosed in the Fund Summary under “Principal Investment Strategies—Calvert Global Energy Research Index”. The first sentence of that section reads as follows: “The Calvert Global Energy Research Index is a proprietary index that is owned by Calvert Investments, Inc.”

4.	Comment: Please explain how the Fund complies with Rule 35d-1 (the “Fund Name Rule”) with respect to the use of the term “global” in the Fund’s name.

Response: Rule 35d-1 does not apply to the term “global”. The Adopting Release for Rule 35d-1 explains that “the term ‘foreign’ indicates investments that are tied economically to countries outside the United States,” and an investment company with “foreign” in the name is subject to the 80 percent requirement. It goes on to explain that “the terms ‘international’ and ‘global,’ however, connote diversification among investments in a number of different countries throughout the world…and will not be subject to the rule.” See Investment Company Names, SEC release No. IC-24828 (Jan. 17, 2001) [66 Fed. Reg. 8509 (Feb. 1, 2001)], available at http://www.sec.gov/rules/final/ic-24828.htm (“Adopting Release”).

In addition, in 2012 the Investment Company Institute (“ICI”) sought clarification from the SEC Staff regarding their views on fund names that include the term “global”. The ICI reported that the SEC Staff believes that funds that include the term “global” in the fund name may comply with the Fund Name Rule by stating in the prospectus that the Fund will “invest, under normal market conditions, in at least three different countries, and invest at least 40 percent of its assets outside the U.S. or, if conditions are not favorable, invest at least 30 percent of its assets outside the U.S.” See Memorandum from Investment Company Institute to SEC Rules Members No. 47-12 et al. (June 4, 2012), available at http://ici.org/my_ici/memorandum/ci.memo26215.print. The ICI also indicated that the SEC Staff does not believe that this approach is compulsory.

In accordance with the foregoing guidance, the Fund Summary includes the following disclosure under “Principal Investment Strategies—Calvert Global Energy Research Index”:

“At each Index reconstitution, at least 40% of the total market value of the Index or, if the Advisor determines conditions are not favorable, at least 30% of the total market capitalization of the Index, will be comprised of foreign securities. Securities will be considered foreign securities based on an analysis of various criteria, including a company’s principal place of business, the primary exchange on which the security is traded, and the country in which the greatest percentage of company revenue is generated. All Index constituents must be listed on a stock exchange in either a developed country or an emerging market country. Although the constitution of the Index is not based on a predetermined geographic allocation, at each reconstitution the Index will include issuers from at least three different countries (including the United States). Most Index constituents will be domiciled in, and generate revenue in, developed countries, but emerging market companies may comprise up to 20% of the Index.”

5.	Comment: Please explain the meaning of the phrase “energy storage solutions”.

Response: The phrase “energy storage solutions” generally refers to established and emerging technologies, like batteries, that absorb energy and store it for a period of time before releasing it to supply energy or power services. Energy storage technologies can help to better integrate electricity and heat systems, and play an important role in the decarbonization of the global economy by improving the efficiency of renewable energy generation.

6.
Comment: Please consider disclosing the market capitalization risk associated with the Fund in separate paragraphs focused on particular market capitalization segments instead of a single paragraph entitled “Market Capitalization Risks”.

Response:     The market capitalization risks of the Fund are disclosed in a single paragraph because the Fund does not seek to invest primarily in any particular market capitalization category. The Fund Summary indicates that the “Fund invests in securities of all market capitalizations, but it may contain more small- and mid-cap stocks than large-cap stocks because many companies operating in the sustainable energy solutions sector are at a relatively early stage of development.” This disclosure is intended to inform investors of the possibility that the holdings may be tilted toward small- and mid-cap stocks, and does not mean the Fund will necessarily hold more small- and mid-cap stocks than large-cap stocks. Separating the market capitalization risks into separate paragraphs will unduly emphasize particular market capitalization segments, but the Fund does not intend to place any emphasis on those particular market capitalization segments. Given that the Fund’s investment strategy is to invest in securities across all market capitalizations without an emphasis on any particular market capitalization segment, the Registrant believes that combining the market capitalization risk disclosure into a single paragraph is most consistent with the principal investment strategies of the Fund. The Registrant therefore respectfully declines to make this change.

7.	Comment: Please insert the word “primarily” as indicated below.

The Fund concentrates (invests more than 25% of its total assets) in the sustainable energy solutions industry and normally invests at least 80% of its net assets, including borrowings for investment purposes, in equity securities of U.S. and non-U.S. companies whose main business is sustainable energy solutions or that are primarily ~~significantly~~ involved in the sustainable energy solutions sector. The Fund will provide shareholders with at least 60 days’ notice before changing this 80% policy. The companies in which the Fund invests operate businesses, business units or business lines that primarily (i) contribute to growth and innovation in renewable energy industries and the commercial adoption of renewable energy sources, including solar, wind, biomass, waste-to-energy, geothermal, biofuels, hydropower, and landfill gas recovery, (ii) manufacture technologies that minimize greenhouse gas emissions, (iii) provide energy storage solutions, (iv) distribute energy produced from renewable energy sources, (v) deliver products and services that improve energy efficiency and reduce greenhouse gas emissions across economic sectors, (vi) demonstrate leadership in the most energy-intensive industries through the minimization of their energy use and carbon footprint, (vii) are electric utility and independent power producers that are leading the transition from fossil fuels to renewable energy, and (viii) contribute to the electrification of the transportation system.

Response: The Registrant believes that the Fund Name Rule policy included in PEA No. 53 complies with the Fund Name Rule, and respectfully declines to make the changes suggested by the Staff. The Adopting Release for the Fund Name Rule provides that the primary purpose of the Fund Name Rule is to “address certain investment company names that are likely to mislead an investor about a company’s investment emphasis.” The Registrant believes that the Fund Name Rule policy set forth in PEA No. 53 is consistent with investor expectations tied to the Fund’s name. Specifically, PEA No. 53 provides that the Fund “normally invests at least 80% of its net assets in . . . equity securities of U.S. and non-U.S. companies whose main business is sustainable energy solutions or that are significantly involved in the sustainable energy solutions sector.” The disclosure also provides that a “company is ‘significantly involved’ in business activities in the sustainable energy solutions sector if (i) at least 30 percent of its total annual revenue or earnings is derived from business activities involving the production and/or distribution of renewable energy including solar, wind, biomass, waste-to-energy, geothermal, biofuels, hydropower, and landfill gas recovery ("Renewable Energy Producers/Distributors"), the manufacture of technologies and/or products that enable the transition away from fossil fuels or that reduce energy consumption, including power storage, smart grid applications, and carbon capture technologies ("Technology Providers"), or the provision of products and services that improve energy efficiency for residential or commercial use ("Energy Efficiency Providers"), (ii) it is a leader in energy efficiency and/or the use of renewable energy in the most energy intensive industries, such as the cement and steel industries ("Energy Use Leaders"), or (iii) it provides solutions that address global energy challenges, as outlined by the United Nations Sustainable Development Goals ("Energy Innovators").” The Registrant’s use of the words “energy solutions” in the Fund’s name is intended to be broad and encompasses the demand and supply side of energy as well as the full range of innovation that is occurring across industries to promote and encourage the use of energy in an efficient and sustainable manner. If the Fund and the Calvert Global Energy Research Index that the Fund seeks to track were to adopt the more narrow definition suggested by the Staff, it would reduce both the number of constituents in the Index and the total market capitalization of the Index by about 30 percent, which would adversely affect the diversification that the Index is currently able to achieve. Furthermore, these changes would disproportionately impact the Energy Use Leaders category, which would significantly limit the ability of the Index to include companies that are developing and implementing cutting-edge sustainable energy solutions that help to curtail the demand for energy.

While the Registrant believes that its Fund Name Policy is consistent with the Fund Name Rule and provides investment exposures consistent with investor expectations, in addition to the policy and related definitions noted above, the Index that the Fund seeks to track also includes an additional test that will evaluate the Index’s overall exposure to the sustainable energy solutions sector. This disclosure reads as follows:

“At each Index reconstitution and rebalancing at least 40% of the total market value of the Index will have economic exposure to the sustainable energy solutions sector through (i) the percentage of revenues or earnings of the Index constituents that are generated from products, services or technologies related to sustainable energy solutions or (ii) the percentage of assets of the Index constituents that are utilized to produce those products, deliver those services, or deploy those technologies.”

Finally, on behalf of the Registrant and as an officer of the RIC, I acknowledge that:

1.	The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

2.
Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the U.S. Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

3.	The Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Andrew K. Niebler

Andrew K. Niebler
Vice President and Secretary

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